Verdant Power, Inc.

2018 Annual Report

Table of Contents

EXHIBIT A
Financial Statements 2017-2018

1. Name and Legal Status of the Company

Formed in 2000 as Verdant Power, LLC, the Company was converted to a Delaware incorporated company, Verdant Power, Inc., in 2006. Verdant Power, Inc. is headquartered in New York, NY. Its address of record is P.O Box 282, Roosevelt Island Station, 694 Main Street, New York, NY 10044. Verdant Power, Inc's. web-site is www.verdantpower.com.

2. Directors, Officers and Promoters of the Company

The following individuals represent the company as a director and/or officer of the company:

Joseph Klein

Mr. Klein is a senior financial services professional with experience designing, presenting, and executing corporate transactions.

2016 to present: Director and Chairman of the Board of Verdant Power, Inc.

Education and Training: 1998 The Fuqua School of Business at Duke University Durham, NC; MBA with concentration in finance; 1988 Yale University New Haven, CT, B.S., Electrical Engineering.

David Sharpless

Mr. Sharpless has over 40 years of experience as a business lawyer in international finance, corporate governance and mergers and acquisitions and as a senior business leader.

2016 to present: Director of Verdant Power, Inc.

Education and Training: The Chartered Director Program, DeGroote School of Business, McMaster University, Hamilton, Ontario, Chartered Director; and LLB, Osgoode Hall Law School, Toronto, Ontario, Law Degree.

Ronald Smith

Mr. Smith has over 30 years of experience and accomplishments as an entrepreneur, a management consultant and as a manager in industry.

2016 to present: Co-founder, Chief Operating Officer (COO), and Director of Verdant Power, Inc.

Education and Training: MBA, Harvard Business School, Cambridge; MA MS, Systems Management, Viterbi School of Engineering, University of Southern California, Los Angeles, CA; and a B.A., Mathematics and Economics, Mount St. Mary's University, Emmitsburg, MD.

William "Trey" Taylor

Mr. Taylor has over 30 years of marketing, including public and government relations, and business development experience with multinational companies and major U.S. industries, including the investor-owned electric utility and the life and health insurance industries. He founded and successfully managed numerous start-up entities, as well as coalitions, and has produced public affairs television shows to address economic, environmental and geopolitical issues and policies.

2016 to present: Co-founder, Chief Marketing Officer (CMO), Director of Verdant Power, Inc., and President of Verdant Power International, Inc.

Education and Training: MEd, the University of Minnesota; Minneapolis, MN, and a B.S., Political Science and History from Portland State University, Portland, OR.

John Banigan

Mr. Banigan has had an international financial services, management and finance career encompassing extensive experience in Latin America, Asia, and the United States. He has diverse business unit and regional management capabilities plus strategic planning, project analysis, and negotiation experience.

2016 to present: Chief Executive Officer (CEO) (from October 2016) and Chief Financial Officer (CFO) of Verdant Power, Inc..

Education and Training: B. S. International Economics, Edmund A. Walsh School of Foreign Service, Georgetown University.

Dean Corren

Mr. Corren was a scientist with the Applied Science Department of New York University, where he designed and tested the concept of a fixed-pitch, constant speed MRE rotor. Mr. Corren has published nine scientific articles and holds two U.S. patents related to his rotor design for the Gen5 Free Flow System

2016 to present: Chief Technology Officer (CTO) of Verdant Power, Inc.

Education and Training: MS, Applied Science (Energy), New York University, New York, NY and BA, Philosophy, Magna Cum Laude, P.B.K., Middlebury College, Middlebury, Vermont (minor concentration, physics).

3.   Ownership

Listed below are the beneficial owners of 20% or more of the Company's outstanding voting equity securities as at December 31, 2018:

Elm VP LLC

Securities:	2,281,994 shares
Class:	Common Stock
Voting Power:	31.2%

Description of the ownership and capital structure of the issuer:

Securities or classes of securities of the issuer outstanding at December 31, 2018 are represented by:

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights
Common Stock	17,500,000	7,321,444	Yes
Preferred Stock	5,000,000	0	Yes

Options, Warrants and Other Rights

Type	Description	Reserved Common Stock
Warrants	Exercisable into shares of common stock at prices that range from $1.50 to $5.00 per share. The warrants each have a seven-year life and were issued between October 21, 2013 and December 31, 2018.	2,381,513
Options	Exercisable into shares of common stock at prices that range from $2.50 to $6.25 per share, with an expiration date of April 21, 2026.	260,000
Convert. Notes	Exercisable into shares of common stock at prices of $2.00 per share to $17.20 per share. The convertible notes were to mature between December 31, 2018 and December 31, 2021.	288,226

4.   Employees - 6 Full-Time

5.   Business Plan- Description of the business of the issuer and the anticipated business plan of the issuer

Verdant Power is a technology provider and project developer of integrated renewable energy systems, using marine renewable energy (MRE) services and technologies, including its proprietary kinetic hydropower system or "Free Flow System" (FFS). This system coverts the energy from ocean, tidal, river, and canal currents to mechanical and electrical power. The resulting power is used to create clean energy for utility and village-scale global projects, as well as for remote communities, and provide incremental hydropower for existing hydroelectric facilities.

Established in 2000 as Verdant Power, LLC, the Company was converted in 2006 to Verdant Power, Inc. Since formation Verdant Power has tested several concepts leading to the development of its Free Flow System - a leading proprietary technology for generating clean power from water currents. The Company, headquartered in New York City, established a subsidiary in the United Kingdom in November 2009 to spearhead development in that market. It also has established a regional subsidiary in Canada. Verdant has collaborative relationships with various universities, governmental authorities, research labs and companies, including U.S. Department of Energy, New York State Energy Research & Development Authority (NYSERDA), National Renewable Energy Laboratory, Cornell University, and Natural Resources Canada (NRCan).

The Company's near-term plan provides for the finalization of its fifth generation (Gen5) technology by mid-2020 with grants from the DOE and NYSERDA. Verdant has designed and is developing its TriFrame™ system for deployment in mid-2020, which will include three Gen5 turbine systems that will be installed (aggregating 105 kW of capacity) off Roosevelt Island in New York's East River (at the existing RITE Project site). Following a period of three to six months of testing, the technology will be ready for commercialization and launch into the global markets. Working capital support for the period through commercialization will be in part provided by the funding raised by this crowdfunding issuance.

A core component of the Company's business plan is the development of utility-scale tidal MRE projects, ranging from 5 MW (megawatts direct current) to more than 400 MW that Verdant Power has identified in several countries, including the U.S., UK, Ireland, and China. The plan also calls for the development of village-scale river MRE projects, ranging from 100 kW to 5 MW in countries such as Canada, Turkey, Zimbabwe, and Brazil. The Company's business plan also includes adding capacity to existing hydroelectric power plants by siting its Gen5 turbine systems downstream to capture otherwise wasted energy caused by increased river flows due to climate change. Verdant Power currently is conducting preliminary resource assessments and feasibility analysis in several of the above-listed countries. Verdant Power plans to continue to expand its business development pipeline with a target of an installed total capacity of 179 MW by 2023 and 2,500 MW by 2028.

6. Risk Factors- Discussion of the material factors that make an investment in the issuer speculative or risky

1. ***Development-Stage Risk and Industry Risk***. As a pre-commercial technology in a globally emerging renewable energy industry, Verdant Power (or the "Company") faces financial, market, and project risks. These risks include: (A) as a development stage company, Verdant Power has a history of operating losses in the past and anticipates future losses through at least 2021; (B) Verdant Power has a history of limited liquidity, often relying on grants from governmental agencies and non-governmental organizations to support its projects, and will have uncertain capital resources without the successful receipt of additional equity; (C) Verdant Power must continue to reduce its costs to manufacture and deploy its technology, in order to be able to compete effectively in its markets; and (D) economic, political and other risks associated with international sales and operations could adversely affect Verdant Power's business.

2. ***Offered Shares Not Registered with SEC or Listed on Exchange***. Your ability to sell the shares may be limited by the absence of a trading market. The shares are not registered with the U.S. Securities and Exchange Commission (SEC) nor does Verdant Power have any current plans to register the shares with the SEC or apply for the listing of any shares issued by the Company on any securities exchange. Your ability to sell your shares may be sharply limited prior to some currently unforeseen liquidity event. Therefore, you should plan on holding any shares obtained in the Company as a long-term investment.

3. ***Company Limited Liquidity***. Our ability to make payments of principal and interest, or to refinance our indebtedness, depends on our future performance, which is subject to economic, financial, competitive and other factors. Our business is not currently generating positive cash flow and may not generate cash flow in the future sufficient to service our debt because of factors beyond our control, including but not limited to our ability to market our products and expand our operations. If we are unable to generate sufficient cash flows, we may be required to adopt one or more alternatives, such as restructuring debt or obtaining additional equity capital on terms that may be onerous or dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. Additionally, our limited liquidity may make it difficult to successfully defend the Company against litigation or prosecute insurance claims.

4. ***Valuation Uncertainty***. Any valuation of the Company at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-based stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

5. ***Subsequent Issuance of Securities***. There may be additional classes of equity with rights that are superior to the class of equity sold through the offering. Verdant Power is seeking Series B equity funding in the amount of $25 million and anticipates seeking, Series C equity funding in a lesser amount in 2019 to 2020. If successful, the Company anticipates that such financing will serve to take the Company's MRE technology to full product range commercialization in the global markets. These particular financing rounds may or may not occur, but the Company reserves the right at any time, and from time to time, to issue equity interests that may be senior in rights, preferences and privileges to those held by our common stockholders. Depending on the terms of any such senior equity issuance, the consummation thereof may constitute an immediate and substantial dilution to your equity interests in the Company.

6. ***Managing Costs and Cash Flows***. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses. Additionally, many of the Company's current grant contracts are structured in multiple stages and/or span several years. The funding agencies reserve the right to terminate the remaining stages and/or years' scope and payments, generally without having to state a cause. It is therefore possible that future revenue could be reduced due not only to unsatisfactory Company performance, but fiscal and other issues out

of control of the Company. In addition, several of the contractual awards received by the Company contain review clauses (generally at each project anniversary) which may result in temporary cessation of activities and resulting gaps in revenue due to lack of timeliness by the funders' program managers in completing their review activities

7. ***Early-Stage Company***.   Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of an early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

8**. *Intellectual Property Risk***.   Inability to protect our proprietary technology would disrupt our business. We rely, in part, on trademark, copyright, and trade secret law to protect our intellectual property in the United States and abroad. We seek to protect our technology, documentation, and other written materials, however this may afford only limited protection. We have additional United States patent applications in preparation. We cannot predict whether such pending patent applications will result in issued patents, and if they do, whether such patents will effectively protect our intellectual property. The intellectual property rights we obtain may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, infringed or misappropriated. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours. We attempt to further protect our proprietary technology and content by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of our proprietary rights or the rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

9. ***Uncertain Forecasts and Limited Operating History***.   Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our technology and related products, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost. As the Company is still at a pre-commercial early stage, ongoing business operations are somewhat limited and projections based on past and current experience are highly uncertain.

10. ***Deferral or Cessation of Revenue.***   Many of the Company's current revenue grant contracts are structured in multiple stages and/or span several years. The funding agencies reserve the right to terminate the remaining stages and/or years' scope and payments, generally without having to state a cause. It is therefore possible that future revenue could be reduced due not only to unsatisfactory Company performance, but fiscal and other issues out of control of the Company. In addition, several of the contractual awards received by the Company contain review clauses (generally at each project anniversary) which may result in temporary cessation of activities and resulting gaps in revenue due to lack of timeliness by the funders' program managers in completing their review activities. In some instances, certain costs incurred by the Company may not be reimbursed due to these funding gaps.

11. ***Competition***.   There can be no assurance that another company or entity will not enter the marketplace and

compete successfully for the business and allegiance of our target market, or through its competition force a reduction in overall price level for our products and reduce our overall profitability. There are numerous companies seeking to develop technology similar to ours, however only a few of these companies are direct competitors. If these competitors commercialize and/or obtain further capital support to deploy their technology commercially before we do, this may impede our future growth. Likewise there can be no assurance that commodity prices and/or supplies of competing fuel sources might dramatically fluctuate with a resulting reduction in the overall price level for our products and again reduce our profitability. Accordingly, additional competition could have a material adverse effect on our business, operating results, and financial condition.

12. *Government Regulation - General.* While certain government regulatory trends appear to be favorable to our business (*e.g.*, growing prevalence of mandatory renewable portfolio standards and the extension of the Production Tax and Investment Tax credits to our systems), there can be no assurance that those trends will continue and stagnation of those trends could adversely affect our business, operating results, and financial condition. For example, recent tax reform may result in reduced financing opportunities and changes in local, state and federal administrations in regions where we intend to develop projects could impact incentives and grants available to our projects. In addition, while we believe that the technology and products we plan to develop and commercialize could be purchased and used both by our target customers and end-user customers consistent with the current regulatory environment, there can be no assurance that regulatory standards will not be modified thereby adversely affecting our business, operating results and future financial condition.

13. *Governmental Licenses, Permits and Other Approvals.* The design, construction and operation of hydropower projects are highly regulated, require various governmental approvals and permits, including environmental approvals and permits, and may be subject to the imposition of related conditions that vary by jurisdiction. In some cases, these approvals and permits require periodic renewal. We cannot predict whether all permits required for a given project will be granted or whether the conditions associated with the permits will be achievable. The denial of a permit essential to a project or the imposition of impractical conditions, delays or challenges to receiving the permit would impair our ability to develop the project

14. *Project Debt Markets* --- Large hydropower projects are dependent on project debt markets. Regional or worldwide unavailability of debt to finance projects, and increases in the cost of debt, could impact the viability of projects in our pipeline.

The foregoing list of risk factors does not purport to be a complete explanation of the risks involved in investing in the Company.

SECURITIES:

7. Shareholder Rights- Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered:

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or

part of you investment in the securities that you purchase, and you may never see positive return.
The founders may elect to raise additional outside capital, authorize more shares of the company, create a debt offering, or close the business if circumstances arise that would necessitate such a step.

8. **Valuation- Describe how the securities are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions:**

The valuation methodology utilized a future earnings/cash flow discount model over a 7-year period.

9. **Risks to Minority Shareholders- Describe the risks of to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuance of securities, Company repurchase of securities, a sale of the Company or of assets of the issuer or transactions with related parties:**

Those investors who purchased membership units through Netcapital have a minority ownership in Verdant Power and are subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

10. **Transfer Restrictions- Describe the restrictions on transfer of securities, as set forth in §227.501:**

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

FINANCIAL

11. **Indebtedness - Description of material terms of any indebtedness of the Company at December 31, 2018:**

Creditor	Lender # 1
Amount Outstanding:	US $155,135
Currency:	U.S. Dollar
Interest Rate:	3.5%
Maturity Date:	January 7, 2019
Other Material Terms:	To be converted at earlier of maturity or financing event at $2.00/share

Creditor	Lender # 1
Amount Outstanding:	US $257,384
Currency:	U.S. Dollar
Interest Rate:	3.5%
Maturity Date:	February 25, 2019
Other Material Terms:	To be converted at earlier of maturity or financing event at $2.00/share

Creditor(s):	Lender # 2
Amount Outstanding:	US $86,110
Currency:	Canadian Dollar
Interest Rate:	8.0%
Maturity Date:	December 31, 2018
Other Material Terms:	Convertible at $17.12/share

Creditor(s):	Lender # 3
Amount Outstanding:	US $30,322
Currency:	Canadian Dollar
Interest Rate:	7.2%
Maturity Date:	December 31, 2021
Other Material Terms:	Convertible at $17.12/share

Creditor(s):	Lender # 4
Amount Outstanding:	US $106,025
Currency:	Canadian Dollar
Interest Rate:	8.0%
Maturity Date:	December 31, 2018
Other Material Terms:	Convertible at $17.12/share

Creditor(s):	Lender # 5
Amount Outstanding:	US $73,235
Currency:	U.S. Dollar
Interest Rate:	5.0%
Maturity Date:	December 31, 2018
Other Material Terms:	Convertible at $17.20/share

Creditor(s):	Lender # 6
Amount Outstanding:	US $64,272
Currency:	U.S. Dollar
Interest Rate:	5.0%
Maturity Date:	December 31, 2018
Other Material Terms:	Convertible at $2.00/share

Creditor(s):	Lender # 7
Amount Outstanding:	US $95,311
Currency:	Canadian Dollar
Interest Rate:	5.0%
Maturity Date:	December 31, 2018
Other Material Terms:	Convertible at $6.00/share

Creditor(s):	Lender # 8
Amount Outstanding:	US $100,160

Currency:	Canadian Dollar
Interest Rate:	5.0%
Maturity Date:	December 31, 2018
Other Material Terms:	Convertible at $6.00/shares

12.   Exempt Offerings - Description of other exempt offerings conducted by Verdant Power, Inc. within the past three years?:

Date of Offering:	January 15, 2016
Exemption:	Section 4A-2
Securities Offered:	Common Stock
Amount Sold:	$353,500
Use of Proceeds:	Working capital, technology development

Date of Offering:	June 23, 2016
Exemption:	Section 4A-2
Securities Offered:	Common Stock
Amount Sold:	$126,250
Use of Proceeds:	Working capital, technology development

Date of Offering:	September 30, 2016
Exemption:	Section 4A-2
Securities Offered:	Common Stock
Amount Sold:	$303,000
Use of Proceeds:	Working capital, technology development

Date of Offering:	November 4, 2016
Exemption:	Section 4A-2
Securities Offered:	Common Stock
Amount Sold:	$303,000
Use of Proceeds:	Working capital, technology development

Date of Offering:	August 29, 2017
Exemption:	Section 4A-2
Securities Offered:	Common Stock
Amount Sold:	$353,500
Use of Proceeds:	Working capital, technology development

Date of Offering:	July 2, 2018
Exemption:	Section 4A-2
Securities Offered:	Common Stock
Amount Sold:	$353,500
Use of Proceeds:	Working capital, technology development

Date of Offering:	August 7, 2018
Exemption:	Section 4(a)(6)
Securities Offered:	Common Stock
Amount Sold:	$45,150.00
Use of Proceeds:	Working capital, technology development

Date of Offering:	October 16, 2018
Exemption:	Section 4A-2
Securities Offered:	Common Stock
Amount Sold:	$126,250
Use of Proceeds:	

Working capital, technology development

13. Control: Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or any immediate family member of any of the foregoing persons.

No.

14. Financial Condition: Describe the financial condition of the issuer, including to the extent material, liquidity, capital resources and historical results of operations.

Verdant Power, Inc. is a development stage company. Pre-development operations commenced in 2000. During the past 17 years since 2002, the Company has invested nearly $40 million to advance the development of the Company's fifth generation turbine system - a horizontal axis three-bladed marine energy turbine, which will become its market-ready, commercial standard system positioned for deployment around the world.

As a development stage entity, the Company has a history of operating losses as it has continued to invest in developing its long-cycle capital equipment products for sale globally. During this period, Verdant Power has realized cash from a broad range of significant government grants. It has substantially supplemented its cash flow from equity investors in a series of mostly friends and family financings of equity and debt (convertible notes payable) transactions, in addition to capital support from management and directors. The Company's investors are primarily represented by private individuals, the single largest of whom controlled 31.2% of shares outstanding at December 31, 2018. That shareholder has in recent years provided ongoing and substantial capital support responsive to the Company's early stage, developmental needs.

During the two most recent fiscal years (ending December 31, 2018 and 2017), Verdant Power has generated net losses from operations reflecting costs associated with the execution of grant-related efforts, GS&A and other expenses exceeding revenue from cost-sharing grants and consulting fees. Such recognized revenues totaled $671,463 in 2018 as compared to a year earlier figure of $510,489. The increase represented growing investment in technology development associated with an increasing commitment from a Department of Energy grant program. Associated costs of revenue in 2018 totaled $730,863 ($530,427 in 2017). Meanwhile, 2018 operating expenses reached $1,255,528, a 45.5% increase over the comparable $863,980 registered in 2017. The increase in operating expenses in 2018 primarily reflected a modest increase in headcount and an expanded reliance on warrant compensation in lieu of salary compensation. A loss before income tax increased to $1,314,918, a 48.8% increase over the loss of $883,914 registered in 2017. From a cash flow perspective, the cash losses in the two reporting years were funded by increased capital injections by the Company's lead investor. The cash position of the company at December 31, 2018 was $432,118.

Pre-commercial launch operating losses are projected to continue to be realized through the initiation of global commercial sales in 2021; the Company's funding and commercial sales assumptions project that operating cash flow will turn positive as early as 2022. Such commercial transactions are projected to include sales of the Company's turbine systems to end users and developers of power projects, fees associated with

resource assessment and feasibility analysis projects, operations and maintenance contracts with customers and consulting fees related to the deployment of projects. The Company's current cash position and funding commitments are projected to meet Verdant Power's capital requirements (including all RITE Project and related technology development expenditures and all overheads) through commercialization of its Gen5 five-meter turbine system at year-end 2020.

In the meanwhile, Verdant Power is in pursuit of a Series B equity funding (of up to $25 million) which, together with a subsequent Series C equity funding (of $5 to 7.5 million) raise in late 2020, it is projected will serve to enable the Company to scale its MRE technology to meet market opportunity, undertake hiring of additional engineering and marketing and sales staff, and support its pre-market penetration operating losses, taking it to full global market launch in 2021.

15. Financial Statements: Include the financial information specified by regulation, covering the two most recently completed fiscal years of the period(s) since inception if shorter.

See Exhibits.

16. Ongoing Reporting Requirements:

Verdant Power has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Verdant Power will file a report electronically with the SEC annually and post the report on its web site (https://website/) no later than 120 days after the end of each fiscal year covered by the report.

VERDANT POWER, INC

A Delaware Corporation

Financial Statements (Unaudited) and Accountant's Compilation Report

December 31, 2018 and 2017

Verdant Power, Inc.

TABLE OF CONTENTS



April 30, 2019

Board of Directors
Verdant Power, Inc
694 Main St.
P O Box 282
New York, NY 10044

Board of Directors;

ACCOUNTANT'S COMPILATION REPORT

I have compiled the accompanying financial statements of Verdant Power, Inc., which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, stockholder's equity, and cash flows for the years then ended, and the related notes to the financial statements. I have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or provide any assurance about whether the financial statements are in accordance with the generally accepted accounting principles of the United States.

Management's Responsibilities for Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the generally accepted accounting standards in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants of the United States of America. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

I am not independent with respect to Verdant Power, Inc.

Sincerely,

Michael L Markert

Michael L Markert, CPA

Michael L Markert, CPA
9303 N E 142nd St; Kirkland, WA 98034
425.445.2546 Phone 425.821.6559 Fax
Mike@Markertcpa.com / www.MarkertCPA.com

VERDANT POWER, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2018 and 2017

		2018		2017
ASSETS				
Current Assets:				
Cash and cash equivalents	$	432,118	$	174,313
Accounts receivable		1,849		317
Total Current Assets		433,967		174,630
Non-Current Assets:				
Property, plant and equipment, net		138,627		18,782
Patents, net		86,404		102,793
Trademark, net		5,217		6,548
Prepaid insurance		7,136		7,441
Total Non-Current Assets		98,757		116,782
TOTAL ASSETS	$	671,351	$	310,194
LIABILITIES AND STOCKHOLDER'S EQUITY				
Liabilities:				
Current Liabilities:				
Accounts payable	$	590,733	$	669,516
Current portion of convertible notes		948,163		1,072,402
Total current liabilities		1,538,896		1,741,918
Non-Current Liabilities:				
Convertible notes long term		21,772		32,485
Total liabilities		1,560,668		1,774,403
Commitments and contingents		100,168		100,168
Stockholder's Equity:				
Preferred stock - 5,000,000 shares authorized;				
$.001 par value; zero shares issued and outstanding				
Capital stock - 17,500,000 shares authorized				
$.001 par value; 7,321,444 and 6,882,234				
issued and outstanding, respectively 2018 and 2017		7,321		6,882
Additional paid in capital		13,297,948		11,438,903
Accumulated deficit		(13,158,281)		(12,296,491)
Net income (loss)		(1,314,918)		(883,914)
Accumulated other comprehensive income		178,444		170,243
Total stockholder's equity		(989,485)		(1,564,377)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	671,351	$	310,194

SEE ACCOUNTANT'S COMPILATION REPORT AND RELATED FINANCIAL STATEMENTS

2

VERDANT POWER, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2018 and 2017

		2018		2017
Sales	$	671,463	$	510,489
Cost of good sold		730,863		530,427
Gross Profit/Loss		(59,400)		(19,938)
Operating Expenses				
General and administrative		740,767		474,421
Sales and marketing		25,058		43,774
Stock compensation expense		463,870		316,609
Depreciation and Amortization		25,833		29,176
Total Operating Expenses		1,255,528		863,980
Loss from Operations		(1,314,928)		(883,918)
Other Income		10		4
Income Before Income Tax		(1,314,918)		(883,914)
Provision for (Benefit from) Income Tax		-		-
Net Loss	$	(1,314,918)	$	(883,914)

VERDANT POWER INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY (UNAUDITED)
For the years ended December 31, 2018 and 2017

	Common Stock			Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Number of Shares		Amount				
Balance at December 31, 2017	137,870,666	$	6,882	$ 11,438,903	$ (13,180,405)	$ 170,243	(1,564,377)
Stock Split	(137,870,666)						
Stock Split - shares after split	6,882,234						
Shares Issued - Note Conversions	439,210		439	1,395,175	-	-	1,395,614
Effect of foreign exchange rates	-		-	-	22,124	8,202	30,326
Stock Compensation	-		-	463,870	-	-	463,870
Net Loss	-		-	-	(1,314,918)	-	(1,314,918)
Balance at December 31, 2018	7,321,444	$	7,321	$ 13,297,948	$ (14,473,199)	$ 178,445	$ (989,485)

SEE ACCOUNTANT'S COMPILATION REPORT AND RELATED FINANCIAL STATEMENTS

VERDANT POWER, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2018 and 2017

	2018	2017
Cash Flows from Operating Activities		
Net income (Loss)	$ (1,314,918)	$ (883,914)
Adjustments to reconcile net income (Loss) to net cash used in operating activities:		
Depreciation and amortization	25,833	29,176
Bad debt	-	779
Stock compensation	463,870	316,609
Changes in operating assets and liabilities:		
Change in accounts receivable	(1,532)	316
Change in prepaid expenses	305	9,131
Changes in accounts payable and accrued liabilities	(86,258)	72,465
Net Cash Used in Operating Activities	(912,700)	(455,438)
Cash Flows from Investing Activities		
Purchases of property and equipment	(119,845)	(7,683)
Net cash used by investing activities	(119,845)	(7,683)
Cash Flows from Investing Acitivities		
Proceeds from convertible notes	1,260,223	563,557
Net cash provided by financing activities	1,260,223	563,557
Effect of foreign exchange	30,326	(41,635)
Net Change in Cash	258,005	58,801
Cash at Beginning of Period	174,313	115,512
Cash at End of Period	$ 432,318	$ 174,313
Supplemental cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income tax	$ 21,004	$ 21,675

VERDANT POWER, INC

NOTES OF FINANCIAL STATEMENTS (UNAUDITED)

As of December 31, 2018 and 2017 and for the periods then ended

1. Nature of Operations & Summary of Significant Accounting Policies:

   a. Nature of Operations

   Verdant Power, Inc. (and subsidiaries) ("the Company') was initially founded as a Limited Liability Company, Verdant Power, LLC, on March 20, 2000 and was then converted to a C-corporation in the State of Delaware on June 28, 2006. Membership interests of the Limited Liability Company were converted to common shares of the Corporation on August 22, 2006. Prior to December 31, 2016, Verdant Power, Inc. was the sole member or 100% owner of Verdant Power, LLC. In turn Verdant Power, LLC was the sole shareholder of Verdant Power International, Inc. a Delaware Corporation, which in turn was the sole owner of Verdant Power Canada, ULC and Verdant Power UK, Ltd. At December 31, 2016, Verdant Power, LLC discontinued operations and was merged into Verdant Power, Inc. As a result, Verdant Power, Inc. is the sole shareholder in Verdant Power International, Inc.

   Verdant Power, Inc. is among the world leaders in the design and application of marine renewable energy solutions. Beginning in 1998, Verdant Power founders built, tested and deployed working prototypes of marine energy systems. Simple and modular in design, Verdant Power systems employ underwater turbines to generate renewable and reliable clean energy from the natural water currents of tides, rivers and manmade waterways. The Company's 'Free Flow' (FFS) Kinetic Hydropower System uses three-bladed, horizontal-axis turbines deployed underwater to generate clean renewable energy from tidal and river currents. Through the Company's research and development, patents related to the technology have been developed and recorded in the US Patent Office.

   Verdant Power International, Inc. has wholly-owned subsidiaries in the United Kingdom and Canada and, through the UK entity, a joint-venture in the Republic of Ireland. Intercompany transactions among all entities consist of financing and sharing of resources and are eliminated upon consolidation.

   In January 2012, the Federal Energy Regulatory Commission (FERC) issued a pilot commercial license for the RITE (Roosevelt Island Tidal Energy) project in New York City – the first ever commercial license for tidal power in the United States. Under the license, Verdant Power, Inc. is permitted to develop up to a 1.05 MW pilot project in the East Channel of the East River off Roosevelt Island, comprised of up to 30 commercial class fifth generation (Gen5) turbines, which would be installed in a staged approach. The pilot license issued to Verdant Power is for 10 years. An extension request is pending with the Federal Energy Regulatory Commission (FERC).

In August and September of 2012, the Company successfully deployed its Gen5 rotor at the RITE project site.

The FFS System has now been advanced to the next generation (Gen5) and is planned for installation at the RITE site in 2020. Additional projects are in early stage development phases and pending in Africa, Europe, Asia and Canada.

b. Basis of Presentation

The Consolidated financial statements of the Company have been prepared using the generally accepted accounting principles (GAAP) of the United States of America and are presented on the accrual basis of accounting. The Company's fiscal year-end is December 31st.

The consolidated financial statements are expressed in US dollars. All inter-company transactions have been eliminated upon consolidation.

In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are considered normal and recurring in nature.

c. Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d. Accounts Receivable

Trade and other receivables are stated at the amount the Company expects to collect. The Company assesses its receivables based on historical loss patterns, aging of receivables, and assessments of specific identifiable risks of uncollectability. The Company also considers any changes in the financial condition of its customers or other external market factors that could impact the amount the Company expects to receive in the determination of an allowance for doubtful accounts.

e. Risks and Uncertainties

The Company's activities since inception have primarily consisted of product and business development and efforts to raise capital. As the Company progresses toward its commencement of full-scale, revenue-producing operations, it will incur significant additional expenses. Although the Company's overhead and project needs are met by grant and investor funding through 2020, the Company will ultimately be dependent upon additional capital resources for its planned principal operations. Attracting such capital resources is subject to significant risks and uncertainties, including failing to secure such funding to operationalize the Company's plans, failing to profitably operate its business, recessions, downtowns, changes in market conditions, governmental policy changes, or other factors beyond the Company's control. Changes in any of these conditions could have an adverse impact on the Company's financial position and results of operations.

f. Revenue and Cost Recognition

The Company recognizes revenue only when all of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee for the arrangement is fixed or determinable; and (4) collectability is reasonably assured.

The Company has had cost sharing contracts, grants and consulting arrangements variously with the U. S. Department of Energy, New York State Energy Research and Development Authority (NYSERDA) and the US Navy, among others. The contracts provide cost reimbursements of a portion of project expenditures within contract guidelines. Revenue from such arrangements is recognized when the above criteria are met. Revenue from cost sharing arrangements is recognized when the reimbursements have been invoiced by the Company and collectability is deemed likely.

g. Trademarks

Trademarks are initially measured based on their acquisition cost and estimated useful lives. Trademarks are being amortized on a straight-line basis over a period of 5 to 15 years and are stated net of accumulated amortization at $5,217 and $6,548 as of December 31, 2018 and 2017, respectively. Trademarks acquisition cost are $19,972.

h. Patents

Patents are initially measured based on their fair values and estimated useful lives. Patents are being amortized on a straight-line basis over a period of 10 to 25 years and are stated

VERDANT POWER, INC
NOTES OF FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the periods then ended

net of accumulated amortization at $86,404 and $102,793 as of December 31, 2018 and 2017, respectively. Patent acquisition costs are $210,255.

i. Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by the FDIC.

j. Machinery and Equipment

Machinery and office equipment are stated at cost and depreciation and amortization are provided over the estimated useful lives of the related assets using the straight-line method, between 3-10 years for various asset classes, or the remaining lease term for leasehold improvements. Maintenance and repairs are expensed as incurred, while significant renewals or betterments are capitalized. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. In the event the facts and circumstances indicate that the current carrying value is impaired an evaluation of recoverability is performed. There can be no assurances that market conditions or demand for the Company's products and services will not change, which could result in future impairment. No impairment was considered necessary as of December 31, 2018 and December 31, 2017.

k. Comprehensive Income

The Company has adopted ASC 220, "Comprehensive Income", which establishes standards for reporting and the display of comprehensive income, its components and accumulated balances. Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners or distributions to owners. Among other disclosures, ASC 220 requires that all items that are required to be recognized under the current accounting standards as a component of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income (loss) is displayed in the balance sheet as a component of shareholders' equity.

VERDANT POWER, INC
NOTES OF FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the periods then ended

l. Net Income (Loss) Per Common Share

Basic earnings per unit is computed using the weighted-average number of units outstanding. The dilutive effect of potential units outstanding is included in diluted net earnings per unit, unless the effect would be considered anti-dilutive during periods of loss. As of December 31, 2018, the Company had convertible debt, options and warrants outstanding, convertible into 2,929,739 shares of common stock.

m. Fair Values of Financial Instruments

Financial Accounting Standards Board (FASB) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

a. Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

b. Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets of liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

c. Level 3 – Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Currently the Company has no assets in levels 1-3 referenced above.

n. Foreign Currency Adjustments

The U. S. dollar is the functional currency of the Company's worldwide continuing operations. All foreign currency asset and liability amounts are re-measured into U. S. dollars at end-of-period exchange rates, except for inventories, prepaid expenses and property, plant, and equipment, which are re-measured at historical rates. Foreign currency income and expenses are re-measured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts re-measured at historical exchange rates. Exchange gains and losses arising from re-measurement of foreign currency-denominated monetary assets and liabilities are included in income in the period in which they occur. All foreign currency translations of the Company's subsidiaries are reflected in these financial statements.

o. Stock-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with ASC 718, Compensation – Stock Compensation. ASC 718 requires all share-based compensation payments to be recognized in the financial statements based on the fair value on the issuance date. Equity instruments granted to non-employees are accounted for in accordance with ASC 505, Equity. The final measurement date for the fair value of equity instruments with performance criteria is the date that each performance commitment for such equity instrument is satisfied or there is a significant disincentive for non-performance.

p. Recent Accounting Pronouncements

In May 2014, the financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09 titled 'Revenue from Contracts with Customers'. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U. S. GAAP when it becomes effective and permits the use of a retrospective of cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2019 for nonpublic entities. The Company is currently evaluating the effect that the updated standard will have on these financial statements and related disclosures.

In February 2016, FASB issued ASU 2016-02, "Leases", that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. It will also require disclosures to help investor and other financial statements users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years and early adoption is permitted. The Company is currently evaluating the effect that the updated standard will have on these financial statements and related disclosure, however, currently the Company has no leases.

There have also been a number of ASUs to amend authoritative guidance, including those above, that either (a) provide supplemental guidance, (b) are technical corrections, (c) are not applicable to the Company, or (d) are not expected to have a significant impact on the Company's financial statements.

2. Federal Income Tax,

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax bases of assets and liability using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statement. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits are not expected to be realized in the immediate future. State, city and franchise taxes are paid to New York State, New York City, the State of Delaware and the State of California, respectively. Minimum state and local taxes that are not based on the Company's income are expensed and included in G&A costs in the statement of operations, totaling $21,004 and $21,675 in the years ending December 31, 2018

VERDANT POWER, INC
NOTES OF FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the periods then ended

and 2017, respectively. The Company has consolidated U. S. carryforward losses of approximately $5,444,377 with an estimated deferred tax asset of $2,123,307 (valued at the combined 39% Federal and New York tax rates) if there was a full deferred tax asset in place. The Company has not recorded a deferred tax asset. The Company's tax years beginning in 2016 are currently open and subject to examination by the IRS or other local or state tax agencies.

3. Foreign Operations

The Company is engaged in the research, development and installation of power systems in North America, Europe, Asia and Africa. No material foreign exchange gain/loss has been recognized in the statement of operations.

4. Funding and Sustainability

Company operations have been supported by equity investments, grants and cost-sharing contracts, and convertible notes.

In the year ended December 31, 2018, private equity investments of $852,290 were made and convertible notes totaling $525,000 were converted to equity. In the year ended December 31, 2017 there were $350,000 in convertible notes converted to equity.

Verdant Power, Inc. began a cost-sharing contract in May 2016 with the U.S. Department of Energy (DOE) for a project entitled 'Integrated Development and Comprehensive IO&M Testing at RITE of a KHPS TriFrame Mount'. The project is to be conducted in three phases through December 2020. The total project cost is $7,999,398 of which $4,145,035 is represented by funding awarded by DOE and $3,854,363 (48%) cost share required, which is met by a private equity investment in the Company.

The Company continues to manage two cost-sharing contracts with the New York State Energy Research and Development Authority (NYSERDA). Beginning in March 2011, the Company entered into the RITE Demonstration Project with a total project cost of $4,108,000, of which $1,300,000 in grant funding was awarded by NYSERDA and $2,808,000 of cost sharing required. A second RITE-related project (the RITE Environmental Assessment Project) began in April 2011; it has a total project cost of $729,176, with $429,078 in funding awarded by NYSERDA and $300,098 in Company cost sharing required. Funds yet to be drawn on as of December 31, 2018 are $800,000 on the March 2011 $4,108,000 project and $123,184 on the April 2011 $726,176 project.

VERDANT POWER, INC

NOTES OF FINANCIAL STATEMENTS (UNAUDITED)

As of December 31, 2018 and 2017 and for the periods then ended

Verdant Power, Inc. commenced a subcontract with the Pennsylvania State University Applied Research Laboratory (ARL) in April 2016 with a total project cost of $180,125 with $143,023 funding awarded and $37,102 (20%) cost sharing required. The project was completed in January 2018.

The Company will continue to work under the above contracts and, as is reported in Note 8, additional contracts will support the Company's efforts in 2019.

5. Property, Equipment and Intangibles

Property and equipment was made up of the following:

	December 31,	
	2018	2017
Machinery and equipment	$231,710	$136,302
Computer Equipment/Software	32,974	27,775
Less: Accumulated depreciation	(126,057)	(145,295)
Property and equipment, net	$138,627	$ 18,782

Depreciation expense for the years ended December 31, 2018 and December 31, 2017 was $10,487 and $15,017, respectively.

Intangibles were made up of the following:

	December 31,	
	2018	2017
Patents	$210,255	$210,255
Trademarks	19,972	19,972
Less: Accumulated amortization	(130,606)	(120,886)
Intangibles, net	$ 91,621	$109,341

Amortization expense for the years ended December 31, 2018 and December 31, 2017 was $15,346 and $14,159, respectively.

VERDANT POWER, INC
NOTES OF FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the periods then ended

6. Convertible Notes Payable

Debt consisted of convertible notes payable as follows:

	December 31	
	2018	2017
Company directors	$ -	$ -
Individuals	354,815	1,001,657
Other entities	613,138	103,230
Total convertible debt outstanding	$967,953	$ 894,838

The Company had 9 outstanding convertible notes payable as of December 31, 2018 and at December 31, 2017. The terms of the notes range from having interest rates between 3.5% and 8% and are convertible into common shares at fixed rates between $2.00 to $17.20 per share. Interest expense recognized on the notes totaled $69,542 and $31,526 during the years ended December 31, 2018 and 2017, respectively.

In 2018 and 2017, convertible loans outstanding were converted to equity resulting in additional paid-in-capital of $543,375 and $353,500, respectively.

Additional 365-day convertible note advances of $150,000 and $250,000 were granted to the Company by its lead investor on January 8, 2018 and February 26, 2018, respectively.

7. Shareholder's Equity

Effective February 27th, 2018, the Company effected a 20:1 reverse stock split of its common shares. Additionally, it reduced authorized shares to 22,500,000 representing 17,500,000 common shares and 5,000,000 preferred shares.

The Company issued 271,688 shares upon debt conversion of $543,375 and 176,650 shares upon debt conversion of $353,500 in 2018 and 2017 respectively.

8. Related Party Transactions – Warrant Issuances

During the year ended December 31, 2018, the board of directors approved the issuance of warrants in lieu of compensation to purchase 229,707 shares of the Company's common stock for its officers and directors, respectively. Such warrants are exercisable at a price of $5.00 per share, immediately vest upon grant date, and expire at various times through December 2025.

VERDANT POWER, INC

NOTES OF FINANCIAL STATEMENTS (UNAUDITED)

As of December 31, 2018 and 2017 and for the periods then ended

During the years ended December 31, 2018 and December 31, 2017, no warrants were exercised by the warrant holders. Warrant issuances were accounted for under the Financial Accounting Standards Board Statement No. 123 using the Black-Scholes option-pricing model, which resulted in the recognition of $463,870 and $316,609 stock compensation expense in 2018 and 2017, respectively.

A summary of warrant activity for 2018 and 2017 is as follows:

	Number of Warrants	Range Exercise Price	Warrants Exercisable	Range Exercise Price
Outstanding, December 31, 2016	1,776,707	$1.50-$3.00	1,776,707	$1.50-$3.00
Granted	375,099	$2.00		$2.00
Exercised	(0)			
Outstanding, December 31, 2017	2,151,806	$1.50-$3.00	2,151,806	$2.00
Granted	229,707	$2.00-$5.00	229,707	
Exercised	(0)			
Outstanding, December 31, 2018	2,381,513	$1.50-$5.00	2,381,513	$2.00-$5.00

9. Commitments and Contingencies

Legal Matters

The Company may, from time to time, incur legal expenses related to defense of intellectual property or other claims or complaints during the normal course of business. As of December 31, 2018 and 2017, the Company is not aware of any ongoing litigation or legal actions against the Company or its stockholders.

Contingencies

During November 2017, the Company received a request for reimbursement from the US Trade and Development Agency (USTDA) in the amount of $100,168 related to revenue received by the Company in prior periods. The Company has recorded a current period liability and contingent loss in the same amount. See further details in Note 10 below.

10. Subsequent Events

Contractual

In May 2016 Verdant Power Inc. and the Office of Energy Efficiency and Renewable Energy ("EERE"), an office within the United States Department of Energy ("DOE"), entered into Award

VERDANT POWER, INC
NOTES OF FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the periods then ended

No. DE-EE0007349, the 'Integrated Development and Comprehesive IO&N Testing at RITE of a KHPS TriFrame Mount'. The project is to be completed over three Budget Periods.

Verdant Power Inc. successfully completed Budget Period (BP) 1 in May 2017 and was selected for continuation onto BP 2 through a contractor down-select process. The Company successfully completed BP 2 in August 2018 and was authorized to continue onto BP 3, which is scheduled to proceed through to the project completion date of December 31, 2020.

Budget period funding levels are as follows: BP1 $398,218; BP2 $743,868; BP3 $3,002,949.

Additional ongoing government projects are the following:
- New York State Energy Research and Development Authority (NYSERDA) RITE Demonstration project - $800,000 through 2020
- NYSERDA RITE Environmental Assessment Project - $123,184 through 2020
- Sandia National Laboratories Tidal Classification System Development and Outreach: $14,985 through September 2019.

Contingencies

The Company has received notice from the US Trade and Development Agency (USTDA) in November 2017 requesting repayment of $100,168 of shared costs that had previously been received and recognized by the Company in prior periods. The Company also has outstanding claims pursuant to invoices to the USTDA in the amount of $102,000, which have not been recognized in these financial statements due to the negotiations related to the repayment request, and because the criteria for revenue recognition had not been met during the years under review. Although the Company believes a favorable settlement is possible, a contingent settlement loss was recognized in the year ending December 31, 2016 and a related liability in the amount of $100,168 has been recognized as of December 31, 2018 and December 31, 2017, respectively.